UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment _____)*

Oxford Media, Inc.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

691590 10 3
______________________________________
(CUSIP Number)

David Parker
c/o Oxford Media
One Technology Drive Building H
Irvine, CA 92618
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691590 10 3

1.	Names of Reporting Persons: David Parker I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Source of Funds (See Instruction): PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:      1,376,250 SHARES

8. Shared Voting Power:     N/A

9. Sole Dispositive Power:    1,376,250 SHARES

10. Shared Dispositive Power:  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,376,250 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.48%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 691590 10 3

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Oxford Media, a Nevada Corporation (the "Issuer"), and is being filed by David Parker (the "Reporting Person"). The Issuer's current principal executive offices are located at One Technology Drive Building H, Irvine, CA 92618.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is David Parker.

(b)	Business Address. The business address of the Reporting Person is One Technology Drive Building H, Irvine, CA 92618.

(c)	Occupation and Employment. David Parker is Vice Chairman and Director of Oxford Media, Inc.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were issued to David Parker as follows:

•	December 28, 2001- 167 shares of Creative Business Concepts (“CBC”) issued to Kilravock Holdings* for a $25,000 investment.
•
September 2002-CBC issues a $212,500 Convertible Promissory Note, with a stated rate of 8% maturing September 2007, payable to David Parker, Trustee, Parker Family Trust, dated 4/18/89 in exchange for $212,500 paid to the Company during the previous 6 months.  The Note is convertible into 106,250 shares of CBC ($2.00 convertible strike price).  The Note was amended in September 2004 to reflect all current terms.

•	September 2004-CBC forward splits its shares - 167 shares held by Kilravock Holdings now 725,000 shares.
•	June 29, 2005-Oxford Media Inc (“Oxford”) reverse merges into Becoming Art, Inc.-275,000 shares of Oxford ceded to David L Parker, Trustee of the Parker Family Trust dated 4/18/89 as compensation.
•
July 2005-CBC merges with Oxford exchanging Kilravock’s 725,000 shares of CBC into 725,000 shares of Oxford, of which 40,000 shares remained in Trust. Oxford assumes the obligations of the CBC Convertible Promissory Notes allowing conversion into Oxford Common Stock.

•
November 1, 2005-Oxford distributes 40,000 shares to Kilravock Holdings conjunctive with a total distribution of 100,000 Oxford shares to various parties. These 100,000 shares were previously held in trust at Spectrum Law Group for designated distribution by Mr. Parker.

•	January 24, 2006-Kilravock sold 72,500 shares of Oxford to Mr. Parker’s IRA at $1.60 per share.

CUSIP No. 691590 10 3

•
March 1, 2006-Oxford issued 100,000 shares to Kilravock Holdings pursuant to David Parker’s Employment Agreement.  Oxford will issue an additional 100,000 shares to Kilravock in each of March 2007 and 2008.

•	September 1, 2006-Oxford issued 30,000 shares to Kilravock Holdings as a due diligence fee for Kilravocks $100,000 investment into Oxford.
•
September 1, 2006-Oxford issued 100,000 Warrants to Kilravock Holdings for the purchase of 100,000 shares of Oxford with an Exercise Price of $.50 per share.  The term of the Warrants are 5 years from the date of issuance. Warrants were issued conjunctive with the purchase by Kilravock of a $100,000 Promissory Note (part of an aggregate $11.5 million Promissory Note).

*Kilravock Holdings is a Nevada corporation of which 100% of the stock is owned by Mr. Parker’s wife and six  children.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition by the Reporting Person of 1,376,250 shares of the Issuer’s common stock (5.48% of the Issuer’s issued and outstanding common stock as of October 13, 2006).

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,376,250 shares of Common Stock of the Issuer, representing approximately 5.48% of the Issuer's common stock (based upon 24,929,928 shares of common stock outstanding at October 13, 2006),

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Transactions within the Past 60 Days. The Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2006

/s/ David Parker
David Parker